EXHIBIT O

Concerned Shareholders of Cano Health Condemn the Board’s Egregious Conduct and Unwillingness to Accept a Resounding Rebuke at the 2023 Annual Meeting

Group Holding ~35% Stake Issues Letter to Cano’s Stockholders Regarding the Current Board’s Latest Failures and the Importance of Continuing to Provide Feedback to the Failed Directors

Questions the Current Board’s Ability to Maintain Credibility as it Continues Ignoring a Critical Mass of Stockholders

Reaffirms Support for Interim Chief Executive Officer Mark Kent and Urges the Company to Pursue the Immediate Sale of Non-Core Assets to Pay Down Debt and Refocus Cano’s Strategy

Reiterates Commitment to Sustaining a Campaign for Change, With the Goal of Ensuring Mr. Kent and Management are Supported by a Properly Reconstituted Board

July 17, 2023 09:00 AM Eastern Daylight Time

NEW YORK & MIAMI--(BUSINESS WIRE)--Elliot Cooperstone, Lewis Gold and Barry Sternlicht (collectively with our affiliates, the “Group” or “we”) today issued the below letter to Cano Health, Inc. (“Cano” or the “Company”) (NYSE: CANO) stockholders. As a reminder, the Group’s advocacy this past spring resulted in overwhelming WITHHOLD votes against Dr. Alan Muney and Kim Rivera, who were the two members of the Board of Directors (the “Board”) standing for re-election at the Annual Meeting of Stockholders (the “Annual Meeting”) held on June 15, 2023.

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Fellow Stockholders,

The three of us hold an approximately 35% equity stake in Cano, making our Group the largest stockholder of the Company. We are gratified that the initial phase of our campaign for change at Cano resulted in the current Board being harshly rebuked by more than 82% of voting stockholders at the recent Annual Meeting. We are equally pleased that our efforts helped lead to Dr. Marlow Hernandez resigning as Chief Executive Officer following a troubled public market tenure that was defined by abysmal capital allocation, egregious disclosure lapses and related-party transactions, persistent strategic missteps and substantial value destruction. This has paved the way for a new Chief Executive Officer, which we suggested during our service as directors, to start bringing sorely needed operational acumen, proper ethics and integrity to Cano.

We encourage Mark Kent, Cano’s interim Chief Executive Officer, and his team to focus on achieving efficiencies, eliminating excesses and executing a more focused strategy. If supported by a reconstituted Board and no longer shackled to Dr. Hernandez’s self-serving agenda, we are confident they can unlock Cano’s significant earnings power and enhance value for all of us. This brings us to the purpose of today’s letter: making sure you are aware of key facts and in a position to continue to share your views with what remains an entrenched Board.

Since the Annual Meeting, the following has occurred:

1.
The Board has disregarded the unambiguous results of the Annual Meeting, where more than 82% of the votes cast WITHHELD support for Dr. Alan Muney and Kim Rivera. We question how Dr. Muney, Chair of the Compensation Committee, and Ms. Rivera, Chair of the Nominating & Corporate Governance Committee, can possibly continue to retain their leadership positions as Committee Chairs, much less their board seats. Their unwillingness to step down from the Board reflects a clear disregard for good corporate governance and the will of the stockholders they are supposed to represent. This seems to align with the Board’s general unwillingness to adopt the widely utilized “Majority Voting Standard,” which the Council of Institutional Investors estimates has been adopted by the vast majority of S&P 500 companies and a majority of Russell 3000 companies.

2.
The Board has elected to keep Dr. Marlow Hernandez as a director, despite him being a failed leader who should have been required to step off following his recent resignation as an executive. Dr. Hernandez’s employment agreement plainly stated that “the Executive shall be deemed to have resigned from all officer and board member positions that the Executive holds with the Company or any of its respective subsidiaries and affiliates upon the termination of the Executive’s employment for any reason.” Mr. Kent needs to be given the opportunity to refresh the leadership team and put Cano on the path to value creation, which we believe he cannot do with Dr. Hernandez’s continued involvement in any capacity at the Company. Beyond this, we question how Dr. Hernandez can continue to even serve as a fiduciary when he is in debt to executives of Cano (stemming from a series of loans and pledges of stock that were only disclosed at our prior behest) and still entangled with other related-party transactions.

3.
The Board continues to keep in place Sol Trujillo as Chairman and Angel Morales as Chair of the Audit Committee. This is a slap in the face to stockholders considering that they both acted as blind allies of Dr. Hernandez, having stood by him as approximately 90% of Cano’s equity market value was destroyed. We hold Messrs. Trujillo and Morales directly accountable for Cano’s shoddy governance, back-to-back delayed 10-Ks and participation in the egregious $57.8 million transaction with MSP Recovery, Inc. (“MSP”). We firmly believe Messrs. Trujillo and Morales knew Cano would be issued practically worthless MSP shares in exchange for sold receivables, which was recently confirmed in MSP’s July 7th 8-K filing.[1] In our view, this speaks to their motivations in not bringing such a significant transaction to their fellow directors for approval in the first place.

4.
The Board remains comfortable with sweetheart severance deals for executives, as evidenced by what we deem to be a golden parachute for Dr. Hernandez. It is completely irresponsible for these directors, who claim to be prioritizing stockholders’ interests, to be authorizing sweetheart deals for failed leaders from scarce stockholder capital.

5.
The Board continues to keep in place Frederick S. Green, who up until last year worked at Cano’s outside law firm, Weil, Gotshal & Manges LLP (“Weil”), as the Company’s Interim Chief Legal Officer. In our view, the Company should not continue providing exorbitant monthly equity awards to Mr. Green. How can the Board claim to be putting stockholders first when it is relying on an in-house attorney that appears incentivized to maintain the value-destructive status quo?

6.
Directors Muney and Rivera as well as Jacqueline Guichelaar remain unwilling to buy any stock of the Company on the open market, thereby perpetuating their misalignment with stockholders. We do not believe a Board comprised of such misaligned and uncommitted independent members should continue to deny a critical mass of stockholders a say in the Company’s future.

7.
The Board has refused to include Guy P. Sansone and Joseph Berardo, Jr., who we put forth as director candidates, in its purported refreshment process. This is the case despite Messrs. Sansone and Berardo having valuable experience with liquidity-constrained companies in the healthcare services industry. We seriously question how these directors can be so arrogant as to try to pick their own colleagues and replacements above the clear objections of major stockholders.

How can a group of misaligned directors who oversaw the destruction of significant value, who stood by anti-stockholder actions and inaction, who ignored the will of more than 82% of the voting stockholders at the recent Annual Meeting, who endorsed countless related-party transactions, who presided over dubious material transactions, and who continue to stand behind Dr. Hernandez and a business strategy that has clearly failed have any credibility with Cano stockholders?

We believe the facts demonstrate that this Board has acted irresponsibly and opted to remain oblivious to the deteriorating performance of the Company. It seems that we and our fellow stockholders need to once again communicate our collective disdain for the status quo and desire for an alternative strategy. As far as we are concerned, the following steps are essential:

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The Board needs to collaborate with us, Cano’s largest stockholder, on a refreshment process that results in the departures of Dr. Hernandez, Mr. Trujillo, Dr. Muney, Ms. Rivera and Mr. Morales. We remind stockholders that Dr. Hernandez and Mr. Morales are “lame ducks” given they are up for election in 2024. Should they not step down prior to the opening of the Company’s nominating window, we intend to instead nominate competent, integrity-rich and experienced directors to replace them then.

•	The Board, once properly reconstituted, needs to elect a Chairman and Committee Chairs that have the confidence of stockholders.

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The Board, once properly reconstituted, needs to publicly commit to supporting Mr. Kent and his team in accelerating the divesting of Cano’s non-core assets in order to support debt reduction and a more focused strategy that targets the high-growth Florida market.

•	The Board, once properly reconstituted, needs to revise and actively enforce Cano’s policies to limit related-party transactions, insider dealings and excessive stock pledging on the part of insiders.

•	The Board’s members need to show alignment with stockholders by purchasing stock on the open market during future open windows.

You can contact Cano and request that your own feedback be shared with the full Board by emailing the purportedly independent Chairman at sol@tgrpllc.com or investors@canohealth.com. While the Board does not appear to be addressing stockholder feedback right now, we believe it is important for the directors to continue hearing from all of us.

In closing, rest assured that our Group’s campaign for change is continuing vigorously. We have the conviction, resources and resolve to hold this seemingly incompetent, misguided and corrupt Board accountable – whether it is via an election contest, through legal channels or in the court of public opinion.

Sincerely,

Elliot Cooperstone	Lewis Gold	Barry Sternlicht

1 Form 8-K, MSP Recovery, Inc., July 7, 2023 (link here).

Contacts
Longacre Square Partners
Charlotte Kiaie / Joe Germani, (646) 277-8813
ckiaie@longacresquare.com / jgermani@longacresquare.com